John G. Shively
Direct: 314-259-2682
jgshively@bryancave.com

September 23, 2004

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Attn: H. Christopher Owings

Re: Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 (Commission File No. 333-118142) (the “Registration Statement”) Directed Share Program Materials; Revised Logo; Artwork

Dear Mr. Owings:

On behalf of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Company”), and as mentioned in the responses to comments 80 and 81 in the Company’s response letter filed by the Company with the Commission on September 20, 2004 in response to the staff’s comment letter dated September 10, 2004, we hereby enclose the following materials related to the Company’s directed share program (“DSP”):

1.	Cover letter to potential purchasers from Citigroup Global Markets, Inc. (“Citigroup”);

2.	General Information and Procedural Memorandum to potential purchasers;

3.	Indication of Interest Form to be completed by potential purchasers;

4.	IPO Questionnaire to determine potential purchasers’ eligibility in the DSP;

5.	New Account Form to set up accounts for potential purchasers;

6.	Form W-9; and

7.	Form of Lock-Up Agreement.

Securities and Exchange Commission
September 23, 2004

The Company advises the staff that these materials are subject to further comment, review and negotiation by the Company and Citigroup. The Company will furnish finalized DSP materials to the staff as soon as practicable after they are available. However, the Company is providing these draft materials at this time in order to facilitate the staff’s review of the Registration Statement and to respond to any questions or comments which the staff may have.

Additionally, we are also enclosing on behalf of the Company a color copy of the back cover to the S-1 prospectus, which contains a revised logo. We are also enclosing a color copy of this revised logo, as this logo will replace the current logo in various locations throughout the S-1 prospectus. Please let us know if you should have any questions or comments regarding this revised logo.

Finally, we are enclosing on behalf of the Company a color copy of a sample page of the S-1 prospectus, without text, which contains artwork around the page number. The Company plans to conform each page of the S-1 prospectus to contain this new artwork. The Company advises the staff, however, that this artwork may be further revised with respect to its color and the style and/or font of the page numbers, depending on production limitations. Please let us know if you should have any questions or comments regarding this artwork.

If you require any additional information regarding any of these materials, please advise us at your earliest convenience. You may reach R. Randall Wang at 314-259-2149, James H. Erlinger III at 314-259-2723 or me at 314-259-2682, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ John G. Shively

John G. Shively

Enclosures

cc:	Pradip Bhaumik (w/encl.)
Rufus Decker (w/encl.)
James Hoffmeister (w/encl.)
Ellie Quarles (w/encl.)
    Securities and Exchange Commission
Maxine Clark (w/encl.)
Barry Erdos (w/encl.)
Tina Klocke (w/encl.)
    Build-A-Bear Workshop, Inc.
Gerry Carlson (w/encl.)
    KPMG LLP
James H. Erlinger III (w/encl.)
R. Randall Wang (w/encl.)

Build-A-Bear Workshop, Inc.

[COMPANY LETTERHEAD] Dear Participant Name: Build-A-Bear Workshop, Inc. has recently filed a registration statement with the Securities and Exchange Commission relating to a proposed offering of the Company's common shares to the public. In connection with this offering, we have set aside a certain number of shares for purchase by selected non-employees through a "Directed Share Program" administered by Smith Barney, Inc. The complete details of the offering are contained in the preliminary prospectus. The enclosed package includes a copy of the preliminary prospectus as well as a Directed Share Program packet. If you wish to participate in this program, you must sign, date, and return to Smith Barney by the subscription deadline of October [ ], 2004 the several forms included in the enclosed packet. U.S. based persons may engage in the use of Directed Share Program website available for this transaction, as described in the enclosed packet. Please read the preliminary prospectus carefully prior to making your investment decision. Very truly yours Maxine Clark Chief Executive Bear Build-A-Bear Workshop, Inc. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective. Any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. In connection with the recent filing with the Securities and Exchange Commission ("SEC") of a registration statement related to a proposed offering of [ ] shares of common stock of Build-A-Bear Workshop, Inc. (the "Company"), we are sending you a copy of the preliminary prospectus included in the registration statement. The Company has instructed the underwriters to reserve up to 5% of the offering for purchase by selected parties who are not directors, officers or employees of the Company through a Directed Share Program (the "Program"). The Company has contracted with Smith Barney, Inc. ("Smith Barney") to administer the Program exclusively. Persons invited to participate in the Program will be able to participate either through the lead Smith Barney Financial Consultant team [ ] directly or through Smith Barney's online Directed Share Program system if they are located in the United States. Persons with existing Smith Barney accounts may indicate that they wish to use their existing account as part of the information provided in the online process or by so indicating through the return of the physical forms to the lead Smith Barney Financial Consultant team. The purpose of this package is to allow you to indicate to us if you have an interest in purchasing shares in the Company's initial public offering ("IPO") at the offering price through this Program. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 shares is required. The indication of interest is not a binding obligation. If you choose to purchase shares of the Company through the Program you agree that until [ ] days after the public offering date set forth on the final prospectus used to sell the shares you will not offer, sell, contract to sell, encumber, pledge, grant any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any of the shares purchased in the Directed Share Program or securities convertible into or exchangeable or exercisable for any shares purchased in the Directed Share Program, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the shares purchased in the Directed Share Program, whether any such aforementioned transaction is to be settled by delivery of such shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or other disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Smith Barney. After the registration statement has been declared effective and the offering has been priced, a member of the [Lead FC Team] will inform you if any shares have actually been allocated to you by the Company by telephone call. At that point you will be asked to confirm your intention to purchase. In the event that a member of the [ ] is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation by 8:00 a.m. Eastern Time ("ET") on the deadline date specified. If you do not receive a telephone call by a member of the [Lead FC Team] by Monday, October [ ], 2004 and you are interested in participating in this Program, please make sure to contact their team directly at the telephone numbers provided within these materials.

LADIES AND GENTLEMEN DIRECTED SHARE PROGRAM You must confirm your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing via any of the following means: Direct to the lead Smith Barney Financial Consultant team; the online system if you register for online use through the lead Smith Barney Financial Consultant team; or the Interactive Voice Response ("IVR") system at 1-800-641-0175. The unique IVR Code for this Program is: [ ] Please note that the IVR system is only available for the confirmation portion of the Program. Contact information for the Smith Barney Financial Consultant team for this Program can be found on the bottom of this letter and on Form 4 of this packet under the heading Post Pricing Procedural Information. Online confirmation for U.S. participants may be undertaken during the confirmation period stated above by going to the Benefit ACCESS web site at www.benefitaccess.com If you confirm your intention to purchase these shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing, you will not be obligated nor will you be able to purchase ANY shares. As indicated on the cover page of the preliminary prospectus, the initial offering price for these shares is currently anticipated to be between $[ ].00 and $[ ..00] per share; however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will be formally priced and will commence trading during the week of October [ ], 2004. Payment for the shares will be due within four business days of such pricing date (settlement date). Please note that the date of pricing for the offering could also change. There is no obligation to participate in this Program; however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information memorandum. If you have any questions regarding the offering or the Directed Share Program please contact [ Lead FC Team ] at Smith Barney at [ ]. Very truly yours, The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION ALL MATERIALS MUST BE RECEIVED BY THE APPROPRIATE PARTY LISTED ABOVE NO LATER THAN MONDAY, OCTOBER [ ], 2004 AT 4:00 PM EASTERN TIME (NY). IF YOU ARE LOCATED IN THE UNITED STATES AND WILL BE USING THE ONLINE SYSTEM, YOUWILL ONLY NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR MAIL: The New Account Information Form The Form W-9 The Lock-Up Agreement *All other required information may be provided via the online system. IF YOU ARE LOCATED OUTSIDE OF THE UNITED STATES OR IF YOU ARE NOT USING THE ONLINE SYSTEM. YOU WILL NEED TO RETURN THE FOLLOWING FORMS VIA FAX OR MAIL: 1. The New Account Information Form: To participate in the Program you must have a Smith Barney account. Completing this form will allow Smith Barney to open an account for you. 2. Indication of Interest Form: Used to communicate the number of shares you would like to purchase. 3. Form W-9: Request for Tax-payer Identification Number (W-8 for Non-U.S.persons) 4. Post Pricing Procedural Information: Contact information to assist in reaching you on the evening of pricing to confirm your purchase. 5. Lock-Up Agreement: To participate in the Program, you must agree not to sell any shares purchased through the Program for [ ] days. Your execution of the Lock-Up Agreement does not constitute an obligation on your part to buy any shares or an agreement on our part to sell you any shares. 6. IPO Questionnaire: Friends of the Company are required to complete a brief questionnaire reviewing whether you may be prohibited from purchasing Initial Public Offering securities as a non-employee of Build A Bear Workshop, Inc. through this Program. Smith Barney Attn: [Lead FC Team] Telephone Numbers: Fax Numbers:

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Methods of Participation in the Program: Online or through the Smith Barney Financial Consultant Team assigned to this Program A. Participation Via the Internet: Participants located in the United States with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account in addition to this mailed package. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact [Lead FC Team] at any of the following telephone numbers [ ] to request access to the Benefit ACCESS web site. PARTICIPANTS WHO HAVE COMPLETED THE NEW ACCOUNT FORM, THE INDICATION OF INTEREST FORM AND THE POST PRICING PROCEDURAL INFORMATION FORM VIA THE INTERNET NEED ONLY RETURN THE NEW ACOUNT INFORMATION FORM, FORM W-9 AND THE LOCK-UP AGREEMENT TO THE FAX NUMBER OR ADDRESS LISTED BELOW. B. Participation Via a Smith Barney Financial Consultant: Participation via a Smith Barney Financial Consultant can be facilitated by faxing or mailing the forms listed above (which are attached hereto) to the Financial Consultant listed below: Smith Barney Attn: [Lead FC Team] Telephone Numbers: Fax Numbers: Forms sent via fax should be sent so that they are received by no later than Monday, October [ ], 2004 at 4:00 p.m. ET. Confirmation of purchase can also be made by telephone to the [Lead FC Team] at Smith Barney by 8:00 a.m. ET the day after pricing.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION Who is Eligible to Participate in the Directed Share Program? In connection with the Initial Public Offering ("IPO"), the Company has the option to direct a certain number of shares to selected parties who are not directors, officers or employees of the Company. You have been identified as a person who may be able to purchase shares in the IPO. Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate. What Do I Need To Do To Participate in the Program? If after receiving the preliminary prospectus, you have an interest in purchasing shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, October [ ], 2004 at 4:00 p.m. ET. The indication of interest is not a binding obligation to purchase shares in the IPO. U.S. based participants with valid e-mail accounts and Internet connectivity can log on to Smith Barney's Benefit ACCESS web site (www.benefitaccess.com) and perform most required actions to participate in the Program, view Program documents, indicate an interest to purchase shares and confirm your purchase decision after the offering has been priced. U.S. based participants who participate via the Internet must return the New Account Information Form, Form W-9 and the Lock-Up Agreement by mail or fax to your assigned Smith Barney Financial Consultant so that they are received by no later than Monday, October [ ], 2004 at 4:00 p.m. ET. If the Company provided on your behalf a valid e-mail address to Smith Barney, then an e-mail has been sent to you with the details on how to activate your online account. If you have not yet received an e-mail from Smith Barney and wish to participate in the Program via the web, please contact a member of the Smith Barney Financial Consultant team indicated within this package to request access to the Benefit ACCESS web site. You must have a Smith Barney brokerage account in order to participate in the Program. If you already have a Smith Barney account, you must still complete all of the forms mentioned above, other than the New Account Information Form, either online or return them to your assigned Smith Barney Financial Consultant, referenced on pages 1 and 2 of this document. You will be permitted to purchase the shares through your existing Smith Barney account and will not be required to open a new account. There are no fees to you involved in purchasing shares through the Directed Share Program, i.e, no account opening fees, no buying commission fees and no account maintenance fees.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION The Internal Revenue Code requires that a Form W-9 be completed, signed and returned to Smith Barney. Failure to submit this Form will result in backup withholding of the gross proceeds from any sale or dividends paid to your account. You may claim backup withholding as a credit against your federal income tax liability on your tax return. How Many Shares Can I Purchase? There is not a maximum number of shares which you may request. However, there is no assurance that you will receive any or all of the shares that you request. A minimum purchase of 100 shares is required. Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many shares you should elect to purchase. In particular, you should note that an investment in shares of common stock involves a high degree of risk and the Directed Share Program is not designed to capture potential short-term increases in the price of the shares. Once the shares have opened for trading, the market price of the shares of common stock could fluctuate substantially down or up from the initial public offering price. Before deciding whether to elect to purchase any shares, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and financial advisor. What Will The Final Price Be? When Will It Be Determined? How Will I Be Advised of The Final Price It is currently anticipated that the initial offering price will be between $[ ].00 and $[ ].00 per share; however, the price range may be changed prior to the offering. The shares are expected to be listed on the New York Stock Exchange under the trading symbol BBW. The offering will be priced after the market closes on the day of pricing and the shares are expected to begin to trade the next day. Currently this is expected to occur during the week of October [ ], 2004. Online participants should visit the Program site at www.benefitaccess.com each evening of this week after 6:00 p.m. ET for updates on pricing and allocations. If you have activated your Smith Barney account online AND you have indicated your interest in participating in the Program, you will receive an e-mail indicating that the Program has priced. The e-mail will direct you back to the web site to make your purchase decision. You should independently visit the Program site each night after 6:00 p.m. ET during the week of anticipated pricing for updates on pricing and allocations. When can I sell my Shares? You may not sell shares received through the Directed Share Program until after the term of the Lock-Up Agreement has expired, which is [ ] days after the date of the final prospectus relating to the IPO.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION I've Returned the Necessary Forms, What Happens Now? When the offering is priced, the Company will determine the final allocation of shares among each person who indicated interest in participating in the Program. After the pricing is determined you must confirm your interest in purchasing the shares that are finally allocated to you at the offering price. There are three ways to confirm your intention to purchase: 1. Internet: If you are located in the United States and have activated your Smith Barney online account, you will be able to view the number of shares you were allocated and confirm your purchase decision through the Benefit ACCESS web site at www.benefitaccess.com. 2. Interactive Voice Response (IVR) System: If you are located in the United States you may call the IVR to obtain the number of shares you were allocated and confirm your purchase decision. The IVR number for your Program is 1-800-641-0175. You will need to know your Program's Plan Code, [ ] which can also be found on Form 4 of this packet (Post Pricing Procedural Information). 3. Financial Consultant: This is the only option available to participants located outside of the United States. A Smith Barney Financial Consultant will call you to inform you of the number of shares you were allocated and to confirm your intention to purchase. In the event that the Smith Barney Financial Consultant is unable to speak with you to confirm your intention to purchase the shares allocated to you, a message will be left referencing the Directed Share Program and asking that you return the call to receive and confirm your allocation. You must confirm your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing. Contact information can be found on the bottom of page 1, top of page 2, and on Form 4 of this packet (Post Pricing Procedural Information). If you confirm your intention to purchase the shares, you will have entered a binding agreement and you must purchase and pay for them. A copy of the final prospectus and a written confirmation will be sent to you. If you do not confirm with Smith Barney your intention to purchase the shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing you will not be obligated nor will you be able to purchase any shares.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION How and When Do I Pay For My Shares? All shares purchased through the Directed Share Program will be purchased at the initial public offering price. The price per share does not provide participants with any discount from the initial public offering price. Full payment of the purchase price for your shares must be received by Smith Barney by the settlement date, which will be four days after the pricing date. Please do not send money to Smith Barney unless and until you confirm to Smith Barney your intention to purchase the shares allocated to you or a lesser amount. Please mail checks directly to your assigned Smith Barney Financial Consultant, even if you already have an existing Smith Barney account. Checks must be made payable to Smith Barney. Write your Smith Barney account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the settlement date, the shares allotted for purchase by you, at the Company's discretion, may be made available for purchase by the general public, or reallocated to other Directed Share Program participants. In the event that the shares trade below the issue price, however, neither the Company nor Smith Barney has any obligation to reallocate your shares, and thus you will be held responsible for the full purchase price of all shares you agreed to purchase.

The following statement is required to be included in this letter in accordance with Rule 134(b)(1) of the Securities Act of 1933, as amended: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. GENERAL PROGRAM INFORMATION U.S. Federal Fund wires will also be accepted. Your Smith Barney Financial Consultant will work with you on completing this request. Payment in U.S. dollars is to be received within four days after pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NYC Made payable to: Smith Barney ABA 021 000 021 Send to: FBO Smith Barney Smith Barney Account Number: 066-198038 For further credit to: _____________ SB Account Number : ____________ Account Number : ____________ Telephone and fax numbers to assist you in the execution of all post IPO pricing/aftermarket trading: Telephone Numbers: Fax Numbers: Do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted

I am interested in purchasing ___________________ shares of Common Stock (the "Shares") (minimum 100) of Build-A-Bear Workshop, Inc. (the "Company") at the initial public offering price and would like such number of Shares to be reserved for me. If you have an existing account with Smith Barney, please state the account number and the name of your Financial Consultant (FC) in the spaces provided below: Acct #: ____________________________Name of FC:________________________________ I acknowledge, certify and agree that: I have received a copy of the preliminary prospectus with respect to the Company's initial public offering I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me. I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person. This indication of interest involves no obligation or commitment of any kind, and by completing this form, I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants in the Directed Share Program and that I will be notified, after effectiveness and pricing, of the number of Shares which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allotted to me, will be required within four business days of the pricing of the offering. No shares can be sold, no offer to buy any of the Shares can be accepted and no part of the purchase price can be accepted by Smith Barney Inc. ("Smith Barney") until the registration statement covering the proposed offering (the "Registration Statement") has been declared effective by the United States Securities and Exchange Commission. An indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Shares given after the effective date of the Registration Statement. I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the "Final Prospectus") will be available, which Final Prospectus will contain the price and other information which cannot be determined at this time. I understand that an arrangement has been made with Smith Barney to act as the administrative agent for the Directed Share Program, and that when a Registration Statement for the proposed offering becomes effective, I will be contacted by a Smith Barney representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me. 1. INDICATION OF INTEREST Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____

Name: __________________________________ Address:______________________________ Date of Birth: _____ / _____ / _____ _____________________________________ Social Security Number______________________ _____________________________________ Home Phone Number: _______________________ _____________________________________ Work Phone Number: _______________________ _____________________________________ Print Name ______________________________________________________________ Signature ________________________________________________________________ Date _____ /_____ / _____ 2. NEW ACCOUNT FORM Alternate Contact Information: Work E-mail Address ____________________________________ Home E-mail Address _____________________________ _______ Cell Phone Number ____________________________________ *Note: This information is collected by Smith Barney to comply with the NYSE Rule 405 (Know Your Customer). CUSTOMER NOTIFICATION: In order to comply with Section 326 of the USA Patriot Act, Smith Barney is required to provide the following notice to individuals who open new accounts: "U.S. Federal law requires us to obtain, verify and record information that identifies each person or entity that opens an account. As a result, when you purchase or sell securities or custody assets with our Firm, we will ask for a customer name, date of birth (for an individual), street address, and an identification number such as a Taxpayer ID number. We may also ask to see other identifying documents that will allow us to identify you and verify your account. We appreciate your operation."

3. FORM W-9

After the pricing of the Common Shares of Build A Bear Workshop, Inc. the Smith Barney Financial Consultant team serving this Program will attempt to contact you via the telephone number you have provided. Once contacted, you will be informed of the number of shares you received, the price per share, and your Smith Barney Account Number. (Please note that your previously completed indication of interest is not a binding obligation. At the time you are contacted, you can either confirm to purchase all, part, or none of the Shares that the Company has allocated to you.) You must confirm your intention to purchase the Shares allocated to you, or a lesser amount, by 8:00 a.m ET the day after pricing. You may confirm your purchase by either telephone or e-mail at the contact information stated below. The Plan Code for the Directed Share Program is [ ] Smith Barney Attn: [Lead FC Team] Telephone Numbers: Fax Numbers: Payment in U.S. dollars is to be received within 4 days of the pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows: Wiring Instructions: OR Check Payment Instructions: Chase Manhattan Bank NY Made payable to: Smith Barney ABA 021 000 021 FBO: Smith Barney Send to: Smith Barney Account Number: 066-198038 Attn: For further credit to: _____________ Smith Barney Account Number : _____________ SB Account No.:________ Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Consultants above. 4. POST PRICING PROCEDURAL INFORMATION (Do Not Discard)

Print Name ______________________________________________________________ Signature ________________________________________________________________ Name of Joint Account Holder_______________________________________________ Date _____ /_____ / _____ 5. LOCK UP AGREEMENT

Print Name ______________________________________________________________ Signature ________________________________________________________________ Name of Joint Account Holder_______________________________________________ Date _____ /_____ / _____ 6. IPO Questionnaire Please note that executives, officers and directors of publicly traded companies and their immediate family members OTHER THAN executives, officers and directors of Build-A-Bear Workshop, Inc. may not participate in Smith Barney / Citigroup administered DSP plans. In addition, and in accordance with NASD Rule 2790 (Restrictions on the Purchase and Sale of IPO's of Equity Securities), certain individuals are classified as restricted and may not participate in equity offerings. Please answer the questions below in regard to your account's eligibility. If you have any questions, please do not hesitate to contact the Smith Barney Financial Consulting team associated with this Directed Share Program. Immediate Family Member: A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support. Material support is defined as directly or indirectly providing more than 25% of a person's income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support. Beneficial Owner: An individual or entity with any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity. Beneficial interest includes interests owned directly in an account or indirectly through other accounts. Please check the appropriate box below each question: 1) Are any of the beneficial owners of the account an executive officer or director of a U.S. public company or any other company trading publicly, no matter where located, or the spouse or minor child having the same last name or living in the same household as such executive officer or director? Yes [] No [] 2) Did any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program act as a finder (i.e. a person who receives compensation for identifying potential investors in an offering) or in a fiduciary capacity to any managing underwriter in regard to the public offering of Build A Bear Workshop, Inc. shares? Yes [] No [] 3) Are any of the beneficial owners (or immediate family members of a beneficial owner) of the account through which you are participating in this Program an officer, director, general partner, associated person or employee of an NASD member firm or any other broker-dealer (other than a limited business broker- dealer)? Yes [] No [] (3A) Are any of the beneficial owners of the account through which you are participating in this Program an immediate family member of an individual who is employed by Build A Bear Workshop, Inc.? Yes [] No []